CARMANAH TECHNOLOGIES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2007

(Prepared by Management)

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

1.1

DATE

This Management’s Discussion and Analysis (“MD&A”) of Carmanah Technologies Corporation (“Carmanah” or the “Company”) has been prepared by management as of May 14, 2007  and should be read in conjunction with the unaudited consolidated financial statements and related notes thereto of the Company for the three months ended March 31, 2007 and 2006 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2006 and 2005, which were prepared in accordance with Canadian generally accepted accounting principles.

This management discussion and analysis may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.2

OVERALL PERFORMANCE

Financial Highlights

•

Record Q1 2007 revenues of $14,961,000, representing an 18% increase over Q1 2006 at $12,694,000;

•

Q1 2007 revenues in Solar LED Lighting Division of $6,876,000, representing a 27% increase over the same period in 2006;

•

Outstanding orders of $5,231,000 going into Q2 2007;

•

Q1 2007 gross margin of 34%;

•

Q1 2007 EBITA of $(325,000);

•

Q1 2007 net loss of $464,000.

Over the last nine months, Carmanah has invested significantly in terms of both time and money building its 5-year vision, as well as making the necessary enhancements to ensure it is an efficient and scaleable growth organization.  Q1 2007 represented the first quarter in the execution of Carmanah's 5-year business plan.

During Q1 2007, the Solar LED Lighting Group realized revenues of more than $6.8 million, an increase of 27% over the same period in 2006. Within this group the standout was the Marine Lighting Division, which exceeded its Q1 2006 revenues by 80%.

The Solar Power Systems Group realized revenues of $7.1 million during Q1 2007, an increase of 13% over the same period in 2006.  The Mobile Power Division led this group with a 30% increase in revenues over the same period in 2006.  Power Systems Group also recorded a key win by securing a contract with Public Works & Government Services Canada for a 108-kilowatt (kW) solar power system to be installed on the Jean Canfield Building in Charlottetown, Prince Edward Island. This installation is worth more than $1.4M and is anticipated to be completed in Q2 2007.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

The LED Sign Group recorded revenues of $920K, a modest increase over the same period in 2006.  This group is currently developing a broader product offering for its established customer base for point-of-purchase applications, which should provide growth opportunities going forward.

Carmanah's sales performance for Q1 2007 was in line with management's target while expenses were below budget.  However gross margins were 34% which was below target, due to an initiative to reduce the Company's inventory levels and the blend of revenues between Solar LED and Power Systems divisions. The end result was a lower than anticipated EBITA and net profitability for the quarter.

With the range of new products coming online and the key quarters in our annual sales cycle ahead, management remains confident that performance will trend positively for the balance of the year.

Company Overview

Carmanah is a leading developer of renewable and energy-efficient technology solutions focusing on three technology groups: solar-powered LED lighting, solar power systems (off grid and grid tied), and LED illuminated signage. Carmanah’s headquarters and primary manufacturing facilities are in Victoria, British Columbia, Canada.  The Company also operates an additional manufacturing facility in Calgary, Alberta, Canada, as well as regional sales and customer support offices in Victoria, BC; Calgary, AB; Barrie, ON; Toronto, ON; Ottawa, ON; Santa Cruz, CA; Olympia, WA; Riverton, UT; Doylestown, PA; and Crawley, West Sussex, England.

Carmanah is a public company listed on the Canadian Toronto Stock Exchange (TSX) under the stock symbol “CMH”, as well as the Berlin and Deutsche Börse AG Stock Exchanges under the stock symbol “QCX” (German securities ID: WKN 662218).  In the United States, Carmanah’s shares are quoted on the PinkSheets® (symbol “CMHXF”).

Overview of Operations

The growth in Carmanah's operations, both organically and through acquisition, has resulted in business activities which include the design, manufacture and/or distribution of three technology groups: solar-powered LED lighting, solar power systems and LED-illuminated signage.

Carmanah's Solar LED Lighting Group provides a variety of energy-efficient LED lighting products for marine, aviation, transit, roadway and industrial worksite applications. The Company's Solar Power Systems Group offers a wide range of renewable energy system solutions for industrial, residential and recreational power applications. Its LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah's headquarters and primary manufacturing and distribution facilities continue to be located in Victoria, British Columbia, Canada. The Company also operates additional manufacturing and distribution facilities in Calgary, Alberta, Canada, as well as regional distribution and sub-assembly facilities in Barrie, ON; Santa Cruz, CA; and London, England.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

Carmanah currently has more than 250,000 installations in 110 countries. Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

Operating Subsidiaries

Carmanah has two wholly-owned operating subsidiaries: Carmanah Signs Inc. (“CSI”) and Carmanah Technologies Corporation (formerly Soltek Powersource Solutions, Inc.) (“CTC-US”).

Carmanah Signs Inc.

CSI, formerly AVVA Light Corporation, designs, manufactures and distributes energy-efficient, LED illuminated sign products for corporate identity, point-of-purchase sales, architectural and gaming applications.  Founded in 1993, CSI has more than 50,000 signs installed throughout North America and abroad.  The Company’s client list includes many of the most progressive and successful global corporations and brands in a variety of market segments.  CSI’s illuminated signs combine the use of ultra bright LEDs with proprietary edge-lighting and/or back-lighting technologies.  CSI’s signs offer superior illumination characteristics over neon or fluorescent lighting alternatives, as well as long life, low maintenance, and up to 90% less energy consumption.  Each sign is created using state-of-the-art manufacturing and production procedures, as well as proprietary techniques developed through the Company’s experience in the industry.

Carmanah Technologies Corporation

During 2006, Soltek Powersource Solutions, Inc. changed its name to Carmanah Technologies Corporation.  CTC-US is the US division of the solar power systems group. CTC-US designs, manufactures and supplies renewable energy solutions to the US market.  In addition to acting as a master reseller for a number of world leading equipment suppliers, CTC-US offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide.

Sales Verticals

Through both direct and distributor sales programs, the Company currently serves the following market verticles:

Solar-Powered LED Lighting
Marine	Navigation and hazard marking lights with one, two, three and four nautical mile ranges.
Transit

i-SIGNALTM solar-powered bus signaling device.

i-STOP® solar-powered bus stop with LED bus signaling, overhead LED security lighting and LED edge-lit schedule illumination.

i-SHELTERTM solar-powered LED lighting systems for shelters and advertising panels.

Aviation	Taxiway edge lighting, runway lighting, obstruction lighting, apron lighting, barricade lighting and emergency lighting.
Roadways	Pedestrian crosswalk signals, school zone flashers, 24 hour roadway beacons, internally-illuminated street-name and traffic signs.
Industrial Worksite	Warning lights, obstruction lights, equipment-marking lights, railway track warning lights, bridge marking lights.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

Solar Power Systems
Off-Grid Solar	Telecommunications, oil and gas, mobile, security, residential and recreational solar-power systems.
Grid-Tie Solar	Commercial, residential, building-integrated photovoltaic systems.
LED Illuminated Signs
Point-of-Purchase	Corporate identity, branding, identification, gaming and lottery signs.
Architectural	Directional, way-finding, service, corporate identity signs.

1.3

SELECTED ANNUAL INFORMATION

Restatement of 2006 Consolidated Financial Statements:

The Company has restated its consolidated financial statements for the year ended December 31, 2006 to adjust for errors related primarily to an inventory count performed at the end of 2006.

In the process of preparing its financial statements for the three months ended March 31, 2007, the Company’s review procedures around inventory-related adjustments indicated that a significant number of these adjustments were connected to Carmanah’s 2006 year end inventory count.

Two causes have been identified for the errors:

1.

Goods physically received at year end in the amount of $368,000 were not recorded as received in the Company's ERP system.  These goods were included in the physical count but no corresponding liability was identified.

2.

Inventory count errors related primarily to improper item identification during the physical count.  These errors resulted in low value items being counted as high value items. The impact of this error was approximately $385,000.

The comparative December 31, 2006 balance sheet amounts in these statements have been restated to reflect correction of the above errors.  There is no impact on comparative income statement and cash flow amounts for the three months ended March 31, 2006. A summary of the balance sheet adjustments related to the restatement is as follows:

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

	As previously reported	Adjustments	As restated
As at December 31, 2006
Consolidated Balance Sheet
Inventories	$20,737,841	$(385,000)	$20,352,841
Future income taxes	1,473,484	94,831	1,568,315
Accounts payable and accrued liabilities	7,963,883	368,000	8,331,883
Income taxes payable	389,097	(158,658)	230,439
Retained earnings	493,064	(499,511)	(6,447)

Current Selected Annual Financial Information:

($ thousands)

	2006	2005	2004
	(restated)
Sales	$62,446	$38,730	$15,895
Cost of Sales	41,901	24,311	7,656
Gross Margin	20,545	14,419	8,239
Expenses
Operating and administration expense	19,000	12,595	7,331
Amortization	1,144	725	441
Write-down of advances receivable	-	-	-
Interest income	(184)	(158)	(126)
Income tax	950	576	-
	20,910	13,738	7,646
Net income	$(365)	$681	$593
Earnings per share:
Basic	$(0.009)	$0.020	$0.020
Diluted	$(0.009)	$0.019	$0.018
Total Assets	55,758	49,068	19,866
Total long-term Liabilities	4	2,647	14

1 The results for 2006 have been restated – see discussion under “Restatement of 2006 results”

The Company has not paid any dividends during the three year period ended December 31, 2006.

The increase in sales and gross margin in 2005 compared with 2004 is due to the July 1, 2005 acquisition of Soltek Powersource Ltd.  The increase in 2006 compared with 2005 is due to a full year contribution from this acquisition.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

1.4

RESULTS OF OPERATIONS

Sales

Carmanah's sales for the three months ended March 31, 2007 were $14,961,000, representing an increase of 18% over the same period in 2006 at $12,694,000.

A summary of revenues from each of Carmanah’s technology groups is as follows:

Sales Summary	Three Months Ended March 31,
($ thousands)	2007	2006
Solar LED Lighting Group	$ 6,876	$ 5,434
Solar Power Systems Group	7,165	6,352
LED Sign Group	920	908
	$ 14,961	$ 12,694

Sales achieved in Q1 2007 from Carmanah's Solar LED Lighting Group were $6,876,000, representing a 27% increase over the same period in 2006 at $5,434,000. This group ended the period with a total sales backlog of $2,041,000.

Sales from the Solar LED Lighting Group were achieved through sales of its lighting products to its core vertical markets.  Of particular note, the Group's Marine Division exceeded sales targets for the quarter with revenues in the amount of $2,162,000, representing an 80% increase over Q1 2006 and a 61% increase over their Q1 2007 target.  Success in the Marine Division was due to enhanced performance and functionality in its core products.  In addition, Carmanah hosted a five-day international conference in late 2006 which provided its marine distributors with information and training on the Company's full range of product offerings.  This event resulted in sales of its marine lighting products as well as cross sales of general solar power systems into the marine vertical.

Sales from the Solar Power Systems Group were $7,165,000 for the three months ended March 31, 2007, representing an increase of 13% over $6,352,000 achieved in the three months ended March 31, 2006.  This group ended the period with a total sales backlog of $2,762,000.

Sales from the Solar Power Systems Group were achieved through distribution of its power systems solutions to its core vertical markets.  This group was led by the Mobile Power Division, which exceeded sales targets for the quarter with revenues in the amount of $2,711,000, representing a 30% increase over Q1 2006, and a 13% increase over their Q1 2007 target.  Success in the Mobile Power Division is due to sales and marketing initiatives that further penetrated the North American marketplace.

Sales from the LED Sign Group were $920,000 for Q1 2007, compared to $908,000 for Q1 2006. This group ended the period with a total sales backlog of $427,000.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

In January 2007, the Company closed on a deal to expand its range of LED sign products to include EVENLIT™ Acrylic Light Sheets and LED backlit boxes. These new technologies enable the LED Sign Group to offer a more complete set of solutions to its existing customer base.

Cost of Sales and Gross Profit Margin

Cost of sales for the three months ended March 31, 2007 was $9,887,000 (66% of sales), resulting in a gross profit margin of 34%. In comparison, for the three months ended March 31, 2006, the cost of sales was $8,224,000 (65% of sales), resulting in a gross profit margin of 35%.

Carmanah offers product solutions to a variety of market sectors at various gross profit margins. The blended gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.

Wages and Benefits

For the three months ended March 31, 2007, wages and benefit expense was $2,813,000, compared with $2,580,000 for the same period in 2006.  This increase of $233,000 is due to an increase in sales, marketing, finance and administration staff.

As a percentage of sales, total wages and benefits for the three months ended March 31, 2007 were 18.8%, down from 20.3% for the same period in 2006.

Office and Administration

Office and administration expenses for the three months ended March 31, 2007, were $1,068,000 compared to $810,000 for the same period in 2006.  This increase in the amount of $258,000 is primarily due to overall growth in facilities resulting in increased rent, general office, administration and information technology expenses.

As a percentage of sales, office and administration expenses for the three months ended March 31, 2007 were 7.1%, compared to 6.4% for the same period in 2006.

Sales and Marketing

Sales and marketing expenses for the three months ended March 31, 2007 were $869,000, compared to $525,000 for the same period in 2006. This increase is due to additional sales and marketing activities for new and existing product lines.  The Company invested more heavily in sales and marketing expenses at the start of 2007 and expects that, as a percentage of revenue, these expenses will decline during the balance of the year.

Additional sales expenses incurred during the quarter resulted from a three day sales strategy and training session for its entire sales force, as well as hosting of worldwide aviation and roadways distributor conferences.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

Sales and marketing expenses for the three months ended March 31, 2007 were 5.8% of total sales, compared to 4.1% for the same period in 2006.

Research and Development

For the three months ended March 31, 2007, research and development expenses were $507,000 (net of $320,000 SR&ED investment tax credits), compared with $352,000 (net of $200,000 SR&ED investment tax credits) for the same period in 2006. The SR&ED investment tax credits were the result of credits generated from scientific research and experimental development expenses, and they are recoverable as an offset to income taxes payable on taxable income. Carmanah's gross research and development expenses for the three months ended March 31, 2007 were $827,000, compared to $552,000 for the same period in 2006.  Research and development expenses were part of an ongoing investment into core solar LED product enhancements and releases.  Specific areas of focus included:

•

Investment into next generation marine products incorporating advanced communication systems to provide customer-based telemetry and status updates;

•

Investment into broadening Carmanah's portable solar aviation lighting, including enhancements to core airfield products and new secondary lighting solutions;

•

Investment into the soon-to-be-released family of fully integrated, compact solar engines;

•

Investment into Carmanah's transit lighting products, including the recently announced i-PANEL™ illuminated ad panel for transit shelter advertising;

•

Investment into the Company's roadway lighting products, including final design optimization of the latest generation of solar LED roadway beacons and LED edge-lit street signs;

•

Investment into the evolution of Carmanah's core strategic technologies, including advancements to the Company's MICROSOURCE™ energy management system.

Expenditures for Q1 2007 in research and development reflect initiatives to enhance and enlarge the product offerings necessary for future sales growth.  As a percentage of sales, net research and development expenses for the three months ended March 31, 2007 were 3.4%, compared with 2.8% for the same period in 2006.

Income Tax

Income tax expense (recovery) for the three months ended March 31, 2007 was $(79,000). This amount is comprised of current tax expense of $320,000 less future income tax recovery of $399,000.

Current tax expense is offset by tax credits that were used during the year, usage of which is a reduction against gross research and development expense. The balance of differences relative to the statutory rate is primarily related to non-deductible stock-based compensation. The future income tax recovery of $399,000 reflects the increase in net future tax assets resulting primarily from the deferral of the available SR&ED deductions.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

Earnings

Non-GAAP measures - the Company uses certain non-GAAP measures to assist in assessing its financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. One such non-GAAP measure used for assessing financial performance is earnings before interest, taxes and amortization (EBITA).

EBITA Reconciliation	Three Months Ended March 31,
($ thousands)	2007	2006
Net earnings – as reported	$ (464)	$ (23)
Add back (deduct):
Interest Income	(39)	(79)
Income taxes	(79)	49
Amortization of equipment and leaseholds	192	122
Amortization of intangibles	65	60
EBITA	$ (325)	$ 129

Earnings before income tax and amortization (EBITA) was $(325,000) for the three months ended March 31, 2007, compared to $129,000 for the same period in 2006.

Earnings before tax (EBT) was $(543,000) in 1Q 2007, compared with $26,000 for the same period in 2006.

Net earnings was $(464,000) in Q1 2007, compared with $(23,000) for the same period in 2006.

1.5

SUMMARY OF QUARTERLY RESULTS

Selected Quarterly Information

($ thousands except per share amounts)

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

	2007		2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
		(restated)
Sales	$14,961	$16,398	$17,510	$ 15,844	$12,694	$15,141	$12,196	$6,543
Cost of sales	9,888	11,653	11,441	10,582	8,224	10,460	8,024	3,505
Gross margin	$5,073	$4,745	$6,069	$5,262	$4,470	$4,681	$4,172	$3,038
Pre-tax income (loss)	$(543)	$(748)	$827	$481	$26	$157	$450	$387
Net income (loss)	$(464)	$(801)	$336	$123	$(23)	$(191)	$222	$387
Earnings per share:
Basic	($0.01)	($0.02)	$0.01	$-	$-	($0.01)	$0.01	$0.01
Diluted	($0.01)	($0.02)	$0.01	$-	$-	($0.01)	$0.01	$0.01

The significant increase in Sales in Q3 2005 compared with Q2 2005 is due to the July 1, 2005 acquisition of Soltek Powersource Ltd.

1.6/1.7

LIQUIDITY AND CAPITAL RESOURCES

Carmanah's cash and cash equivalents plus short-term investments less bank demand debt at March 31, 2007 was $(2,011,000) compared to $2,335,000 at December 31, 2006.

The Company reported net working capital of $25,886,000 (current ratio of 3.4:1) at March 31, 2007 compared with $26,720,000 (current ratio of 3.5:1) at December 31, 2006.

Net cash usage from operations for the three months ended March 31, 2007 was $3,902,000, primarily due to a significant reduction in accounts payable during the quarter.  Cash usage was funded by drawing against the Company's operating line of credit.

During 1Q 2007, Carmanah invested $345,000 in leasehold improvements and equipment primarily related to improvements to its head office facility.

As per the December 2005 financing, management advised that funds raised would be primarily used for significant infrastructure improvements, as well as pro-active inventory investment related to potential supply-side challenges in the photovoltaics market. With the availability of dollars to invest in inventory, management was able to negotiate favorable supply contracts, providing benefits through to the end of 2007.

The Company has an agreement with the Royal Bank of Canada that provides for credit facilities consisting of demand operating loans in the amount of $8,500,000 and other credit facilities consisting of term loans and lease lines of credit in the amount of $4,000,000.  Currently, the Company is only drawing from its operating loan.  The term loans will be available to the Company once certain covenant targets are achieved.  Interest on operating and term loan facilities is at prime plus 0.125%.  These credit facilities

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

are secured by general security agreements.  At March 31, 2007, the Company had drawn $5,250,000 on its operating loan.

At March 31, 2007, the Company had the following commitments for premises and equipment:

				After
	Total	1-3 years	4-5 years	5 years
Lease commitments	$3,311,876	$2,550,014	$741,277	$20,584
Obligations under capital lease	9,364	9,364	Nil	Nil
Total	$3,321,240	$2,559,378	$741,277	$20,584

The Company utilized cash flows from operations of $392,689 before changes in non-cash working capital for the period ended March 31, 2007 as compared to cash flows generated from operations of $308,834 during the same period in 2006.  Cash flows utilized during the period were from a net loss of $464,016 offset by non-cash items totaling $71,327.  Net changes in non-cash working capital items utilized cash of $3,509,551 for the period ended March 31, 2007, bringing cash utilized for operating activities to $3,902,240.

During the period ended March 31, 2007, the Company utilized $345,502 of its cash for leasehold improvements and purchase of computers and office equipment and utilized $107,647 of its cash for the purchase of intangible assets.

In January 2007, the Company acquired a business relating to the distribution of certain lighting products.  The purchase consideration consisted of cash proceeds of $70,750 plus contingent consideration of up to $930,000 based primarily on the net profit of the acquired business through to December 31, 2010.  The purchase consideration has been allocated primarily to intangible assets which will be amortized over their estimated useful lives.

During the period ended March 31, 2007, the Company raised an aggregate of $12,210 from various exercises of stock options.

During the period ended March 31, 2007, the Company utilized $3,490 of its cash to make principal payments on its obligations under capital leases.

The Company believes that its cash and cash equivalents, short-term investments, bank credit facilities and cash from improved operations going forward will be sufficient to satisfy its immediate and future operating cash requirements.

The other sources of funds potentially available to the Company are through the exercise of 3,540,582 outstanding stock options which expire between June 13, 2007 to March 27, 2012 and 300,000 outstanding warrants which expire on June 30, 2010.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

1.8

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

1.9

TRANSACTIONS WITH RELATED PARTIES

During the three months ended March 31, 2007, management of the Company has an interest in the following transactions:

(a)

The Company paid $17,500 (2006 - $69,673) for research and development services to a director of the Company.  The nature and compensation for these services are reviewed on an annual basis.  In addition, the Company paid $nil (2006 - $29,944) for rent to a company controlled by an officer of the Company.  The Company has ended its lease commitment for the space being rented.

(b)

The Company had an advisory agreement with a company controlled by a director and officer of the Company in the amount of $10,000 per month, which expired July 2005.  The advisory agreement has been renewed on a month-to-month basis. The advisory services include general liaison with regulatory bodies. During the three month period ended March 31, 2007, the Company paid management fees of $30,000 (2006 - $30,000) under this agreement.

1.10

FOURTH QUARTER

Not applicable.

1.11

PROPOSED TRANSACTION

None.

1.12

CRITICAL ACCOUNTING ESTIMATES

Warranty Reserve

The Company calculates a warranty reserve for future returns of products currently sold, as per the terms of the Company’s Warranty.   An updated review of historical return rates is completed at each quarter, and is used in determining an estimate return rate in future, to which a provision is calculated and booked.  If warranty costs are greater or less than anticipated by the Company, adjustments to the warranty provision would be made as a charge or credit to income in the period that the adjustment to the warranty provision is made.

Intangibles and Goodwill

Intangible assets, comprised of customer lists and relationships, and goodwill were acquired on the acquisition of AVVA Light Corporation and Carmanah Technologies Corporation (formerly Soltek

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

Powersource Ltd.).  At least annually, the Company reviews the carrying value of its intangible assets and goodwill for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, the Company would record this impairment in the earnings of the current period.

In addition, the Company estimates the useful life of customer lists and relationships in determining the amortization period for these intangibles.

1.13

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially measured at fair market value. Subsequent measurement and recognition of changes in fair value of financial instruments depends on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held-to-maturity and other financial liabilities are measured at amortized cost.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The adoption of these standards did not result in any material impact on the Company’s financial statements.

1.14

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Currency risk:

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

The Company enters into forward foreign exchange contracts to manage its foreign currency exposure.  The contracts oblige the Company to sell U.S. dollars in the future at predetermined exchange rates.  The contracts are matched with anticipated future sales in foreign currencies.  There were no contracts outstanding at March 31, 2007.

Foreign exchange gains (losses) recognized in the determination of net earnings for the three month period ended March 31, 2007 were $(224,476) (2006 - $158,101).

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable.  To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers’ financial condition.  The Company maintains reserves for potential credit losses.

1.15

OTHER MD&A REQUIREMENTS

Summary of Outstanding Share Data as at May 14, 2007:

1.

Authorized – Unlimited common shares without par value.

Issued and outstanding:

42,538,842 common shares

2.

Stock options outstanding:  3,660,582

3.

Warrants outstanding:   300,000

Disclosure Controls and Procedures

Management has assessed the effectiveness of the Company’s disclosure controls and procedures used for the financial statements and MD&A as at March 31, 2007. Management has concluded that the disclosure controls are effective in ensuring that all material information required to be filed has been made known to them in a timely manner.  The required information was effectively recorded, processed, summarized and reported within the time period necessary to prepare the annual filings.   The disclosure controls and procedures are effective in ensuring that information required to be disclosed pursuant to applicable securities laws are accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective. They do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2007

(Prepared by Management)

Internal Controls Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has reviewed these controls and concluded that a material weakness in the design of internal controls over financial reporting existed  as of March 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.  This material weakness is related to inventory errors discovered in the first quarter of 2007 relating to 2006 (See Section 1.3 Restatement of 2006 Consolidated Financial Statements).  As a result of this weakness management is currently evaluating the cause, and developing a plan to remediate this control weakness.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

“ Praveen Varshney ”

Praveen Varshney, C.A.

Director & CFO